February 24, 2020

Jennifer Provancher
President and Chief Financial Officer
TEB Bancorp, Inc.
2290 N. Mayfair Road
Wauwatosa, WI 53226

       Re: TEB Bancorp, Inc.
           Form 10-K for Fiscal Year Ended June 30, 2019
           Filed September 30, 2019
           File No. 000-56049

Dear Ms. Provancher:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance